

October 4, 2010

Mr. Rakesh Malhotra
Chief Financial Officer
Pacific Copper Corp.
3040 N. Campbell Avenue, Suite 110
Tucson, Arizona 85719

> **Re:** **Pacific Copper Corp.**
> **Form 10-K for Fiscal Year Ended October 31, 2009**
> **Filed February 10, 2010**
> **Response Letter Dated September 13, 2010**
> **File No. 0-52495**

Dear Mr. Malhotra:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief